Infosys®
POWERED BY INTELLECT
DRIVEN BY VALUES

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE
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Dear Sir/Madam,

Sub: Notice of Book Closure Date for issue of Bonus Shares / Stock Dividend

This is to inform you that the Members of the Company through the postal ballot (physical / electronic voting) have approved issue of bonus shares / stock dividend. All resolutions set forth in the postal ballot notice dated April 24, 2015 have been passed with requisite majority today, i.e., June 04, 2015.

The Board of Directors have fixed **Wednesday, June 17, 2015** as the book closure date for the purpose of allotment of bonus shares / stock dividend.

This notice is given in compliance with Clause 16 of the equity listing agreement.

Request you to kindly take this notice on record and acknowledge.

Thanking You

Yours Sincerely,

For **Infosys Limited**

Authorized Signatory

June 04, 2015
Bangalore

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bangalore 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com